

July 11, 2014

Via E-mail
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re:** **Government Properties Income Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 19, 2014**
> **File No. 001-34364**

Dear Mr. Kleifges:

We have reviewed your response letter dated July 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Revenue Recognition, page F-9

1) We note your response to our prior comment 6. In future filings, please revise your disclosure to clarify why the company has determined the fixed non-cancelable lease term to be the fully executed term of the lease for those leases that allow for tenants to terminate their leases if the state does not appropriate rent in their annual budget. The revised disclosure should include a statement indicating that the company believes the occurrence of termination is a remote contingency. Within your response, include an example of your intended disclosure.

2) We note your response to our prior comment 6. In light of the five early terminations out of a population of 60 leases, please tell us how you were able to conclude that the potential for the exercise of the early termination rights with no substantive monetary penalties is remote. Additionally, for the leases with early termination rights with no substantive monetary penalties, please tell us how you determined it was appropriate to analogize to ASC 840-10-25-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant